EXHIBIT 12

THE TORO COMPANY AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Not Covered by Independent Auditors’ Report)

	10/31/2003	10/31/2002	10/31/2001	10/31/2000	10/31/1999

Earnings before income taxes and cumulative effect of change in accounting principle	$120,918,000	$86,799,000	$80,077,000	$71,882,000	$57,473,000
Plus: Fixed charges	22,251,000	25,324,000	27,313,000	31,103,000	28,242,000

Earnings available to cover fixed charges	$143,169,000	$112,123,000	$107,390,000	$102,985,000	$85,715,000

Ratio of earnings to fixed charges	6.43	4.43	3.93	3.31	3.04

Interest Expense	$16,285,000	$19,747,000	$22,003,000	$26,414,000	$23,810,000
Rentals (Interest Expense)	5,966,000	5,577,000	5,310,000	4,689,000	4,432,000

Total fixed charges	$22,251,000	$25,324,000	$27,313,000	$31,103,000	$28,242,000